富 榮 秘 書 服 務 有 限 公 司



3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香 港 中 環 士 丹 利 街 十 六 號 驥 利 大 廈 三 樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

16 Stanley Street, Central, Hong Kong.
引 街 十 六 號 驥 利 大 廈 九 樓
27 4836 • E-mail: fw@fairwind.com.hk

06017887

Your Ref:

Our Ref: S/5411/89   LTO/sl   9th October, 2006

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Room 3045 (Stop 3-4),
450 Fifth Street,
Washington, D.C.20549,
United States of America.

SUPPL

Ladies and Gentlemen,

Re: Starlight International Holdings Limited
        ("the Company")
        Rule 12g3-2(b) Exemption
        File No.82-3594

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of the Company, enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 11, 1994.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2827 4748 in Hong Kong if you have any questions.

Thank you for your attention.

                                        Yours faithfully,
                                        For and on behalf of
                                        FAIR WIND SECRETARIAL SERVICES
                                        LIMITED

Enc.
c.c. the Company

PROCESSED

NOV 0 2 2006

THOMSON
FINANCIAL

                                        LO Tai On
                                        Director

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on January 11, 1994:-

DESCRIPTION OF DOCUMENT

1. Title   :   Notification of movement of securities in Hong Kong

    Date   :   30th September, 2006

    Entities requiring item: HKSE pursuant to Exchange Listing Agreement; and

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended _____ 30th September, 2006 _____

TO: The Research & Planning Department of The Stock Exchange of
      Hong Kong Limited

From: Starlight International Holdings Limited _____
      (Name of Company)

      Mr. Peter LEE Yip Wah _____   Tel No.: 2827 1778 _____
      (Name of Responsible Official)

Date: 3rd October, 2006 _____

(A) **Information of Types of Listed Equity Securities:**
     (please tick wherever applicable)

     1. Ordinary shares   :   √   2.   Preference shares:

     3. Other classes of shares :   please specify: _____

     4. Warrants   :   please specify: _____

(B) Movement in Authorised Share Capital:

	No. of Ordinary shares/Preference shares/other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	1,250,000,000	$0.40	$500,000,000
Increase/(Decrease) (SGM approval date):	Nil	Nil	Nil
Balance at close of the month:	1,250,000,000	$0.40	$500,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	757,820,614	Nil	Nil
Increase/(Decrease) during the month	0	Nil	Nil
Balance at close of the month:	757,820,614	Nil	Nil

(D) Details of Movement:
* please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
	No. of Options	Granted	Exercised	Cancelled	No. of Options	
SHARE OPTIONS* Type						
1. Employee share option scheme adopted on 12th September, 2002						
Exercise price: HK$0.40	1,700,500	Nil	Nil	Nil	1,700,500	
Exercise price: HK$0.86	15,144,000	Nil	Nil	Nil	15,144,000	
Exercise price: HK$0.808	3,000,000	Nil	Nil	Nil	3,000,000	
Exercise price: HK$0.814	2,650,000	Nil	Nil	Nil	2,650,000	
Exercise price: HK$0.80	4,910,000	Nil	Nil	Nil	4,910,000	
Exercise price: HK$0.89	19,160,000	Nil	Nil	Nil	19,160,000	
2. Employee share option scheme adopted on Exercise price: HK$						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. Subscription price HK$						
2. Subscription price HK$						

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